SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Rua da Quitanda, 196 –24º 20091-005 Rio de Janeiro - RJ Phone #: (21) 2514-6001

EXCERPT OF THE MINUTES OF THE 2787th MEETING OF THE EXECUTIVE BOARD OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, HELD ON APRIL 27, 2018.

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

This is to certify for all due intents and purposes that on April 27, 2018, the Chairman WILSON FERREIRA JR., the Officers LUCIA MARIA MARTINS CASASANTA, HENRIQUE HAMANN, ARMANDO CASADO DE ARAUJO, ANTÔNIO VAREJÃO DE GODOY, JOSÉ ANTONIO MUNIZ LOPES voted, via electronic vote, on the following matter. Resolution: RES-319/2018. Eletrobras’ assumption of debts of its power distribution subsidiaries towards Petrobras, considering the limits defined by resolutions 20/2017 and 28/2017, to implement the decision of shareholders at the 170th AGE of Eletrobras. The Executive Board of Centrais Elétricas Brasileiras SA - Eletrobras, exercising the duties conferred upon it, and based on the terms of the Report to the Executive Board No. DF-033, dated 04.27.2018, after examination and analysis of the matter, RESOLVED to approve and refer the following proposal to the Board of Directors: 1. execution by Eletrobras, as intervening party and guarantor of the instruments that renegotiate the debt of Distribution Companies towards Petrobras and BR Distribuidora - Amendments to CCDs 2014, as per the drafts attached hereto; 2. consent to posting of securities, by Distribution Companies Amazonas Energia and Ceron, from credits to which these companies are entitled under  MP 814 (Amazonas D) amounting to BRL 3.5 billion and CCC (Ceron) reimbursements amounting up to BRL 1.7 billion; 3. execution by Eletrobras, as intervening party, of debt confession instruments of distribution companies towards Petrobras and BR Distribuidora – CCD 2018 and guarantor of such instruments until the control of these Distribution Companies is changed, subject their successful privatizations and as per the drafts attached hereto; 4. execution by Eletrobras, as debtor, of instruments of Debt Assumption towards Petrobras and BR Distribuidora, with posting of security interest, namely: Treasury credits amounting to BRL 3.5 billion, CCC credits amounting up to BRL 1.7 billion, receivable from the agreement executed with Eletropaulo of up to BRL 1.4 billion and  flow from loan agreements executed with its subsidiaries of up to BRL 5.08 billion, subject to the process of privatization of EDEs, as per the drafts attached hereto; 5. delegate powers to the Executive Board of Eletrobras to approve the definitive security instruments related to this operation, provided that they refer to the securities presented in the item above; 6. consider the activities created by Resolution 656/2017 closed; 7. approve the measures required to request a waiver from Eletrobras’ creditors; 8. determine that the Chairmanship - PR, the Financial and Investor Relations Board - DF, the Distribution Board - DD, the General Office - PRGS and the Governance Office of the Board of Directors - CAAS adopt, within their respective scope of actions, the measures necessary for compliance with this Resolution. Without further issues to consider, the Chairman closed the works, ordering the issuance of this certificate, which after read and approved was signed and issued by me, CLAUDIA LEITE TEIXEIRA CASIUCH, Secretary. The other resolutions that took place at this meeting were omitted in this certificate, since they refer to interests which are merely internal to the Company, which is a legitimate cautionary measure, supported by the duty of secrecy of the Management, according to the head provision under Article 155 of Law No. 6.404 (Corporations Act), thus being out of the scope of the rule set out under Paragraph 1 of Article 142 of said Act. (sign.) Chairman: WILSON FERREIRA JR.; Officers: LUCIA MARIA

1

PR Rua da Quitanda, 196 –24º 20091-005 Rio de Janeiro - RJ Phone #: (21) 2514-6001

MARTINS CASASANTA, HENRIQUE HAMANN, ARMANDO CASADO DE ARAUJO, ANTÔNIO VAREJÃO DE GODOY, JOSÉ ANTONIO MUNIZ LOPES.

Rio de Janeiro, September 4, 2019.

CLAUDIA LEITE TEIXEIRA CASIUCH

General Secretary Interina

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.